

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 11, 2017

Alon Seri-Levy
Chief Executive Officer
Sol-Gel Technologies Ltd.
7 Golda Meir St., Weizmann Science Park
Ness Ziona, 7403648, Israel

> **Re: Sol-Gel Technologies Ltd.**
> **Registration Statement on Form F-1**
> **Filed August 29, 2017**
> **File No. 333-220234**

Dear Mr. Seri-Levy:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Prospectus Summary
Overview, Page 1

1. Please revise your added disclosure on page 2 and 81 to remove the reference to "favorable safety profile." A safety determination is exclusively a FDA determination.

You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Nathan Ajiashvili, Esq.
        Latham & Watkins LLP